

May 7, 2015

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners, LP
77 Rio Robles
San Jose, California 95134

      Re: 8point3 Energy Partners, LP
              Amendment No. 1 to Registration Statement on Form S-1
              Filed April 27, 2015
              File No. 333-202634

Dear Mr. Boynton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2015 letter.

Our Cash Distribution Policy and Restrictions on Distributions

Estimated Cash Available for Distribution, page 86

1. We reviewed your response to comment 6. Based on the expected June closing of the offering, and the expected change in your fiscal year, we assume the first quarterly distribution will be paid in mid-October for the period from completion of this offering in June through August 31, 2015. If this assumption is incorrect, please advise. Otherwise, please revise your forecast periods to present estimated cash available for distribution for the twelve-month periods ending May 31, 2016 and May 31, 2017. In this regard, we believe the projection period should coincide with when you anticipate paying the quarterly distributions and should include the first quarterly distribution period.

Assumptions and Considerations

General and Administrative, page 90

2. Reference is made to the first sentence on page F-3 which states pro forma general and administrative expenses for the year ended December 31, 2014 do not reflect what expenses would have been if you were a publicly traded partnership. Please revise your discussion of general and administrative expenses on page 90 to make this point more clear and in light of this change, revise your discussion to highlight differences between the pro forma year ended December 28, 2014 as compared the twelve-month periods ending August 31, 2016 and 2017.

Audited Combined Carve-Out Financial Statements of Select Project Entities and Leases of SunPower Corporation (Predecessor)

Note 2. Summary of Significant Accounting Policies

Cash Grants and Rebates Receivable, page F-18

3. We reviewed your response to comment 22. Please tell us in more detail your basis for the net presentation of cash flows associated with the receipt of federal grants and state and local rebates in the investing and operating sections of the statements of cash flows. Since the purchase of assets and the receipt of related grants and rebates can cause major movements in your cash flow, and in order to show the gross investment in assets, we believe the cash grants and rebates should be shown as separate line items in the operating and investing sections of the statements of cash flows, as applicable. Refer, for example, to paragraph 28 of IAS 20 as well as ASC 230-10-45-7.

Audited Consolidated Financial Statements of First Solar, Inc.'s Interest in the Combined Entities

Note 4. Investment in Unconsolidated Affiliate, page F-42

4. We reviewed your response to comment 25. Please disclose that the 49% membership interest is used to calculate equity in earnings of SG2 Holdings, LLC and the basis for using 49%. Additionally, and with a view towards disclosure, please explain to us the practical implications of being contractually entitled to only 1% of net income or loss and tell us why the membership agreement was set up this way.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Joshua Davidson, Esq.
    Baker Botts, L.L.P.